

March 19, 2014

Via U.S. Mail
Jorge Osvaldo Orellana Orellana
Chief Executive Officer
Chile Mining Technologies Inc.
Jorge Canning 1410
Ñuñoa, Santiago
Republic of Chile

> **Re:** **Chile Mining Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **File No. 000-53132**

Dear Mr. Orellana:

We issued comments on the above captioned filing on January 9, 2014**.** On February 18**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining